                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                         KLLM Transport Services, Inc.
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                               (Name of Issuer)


                    Common Stock, Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                        (Title of Class and Securities)


                                   482498102
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                     (CUSIP Number of Class of Securities)


                  David P. Webb, Esq., Phelps Dunbar, L.L.P.
Suite 500, Mtel Centre, 200 S. Lamar Street, Jackson, MS  39201, (601) 352-2300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 July 3, 1998
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            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13D-1(b)(3) or (4), check the following box:
[_]

Check the following box if a fee is being paid with this Statement:
[_]

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.  482498102                                     PAGE 1 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      B.C. Lee, L.P., a Mississippi limited partnership
      64-0896717
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4 OO-Benjamin C. Lee, Jr. made a capital contribution to B.C. Lee, L.P., a Mississippi limited partnership, of 400,000 shares of the Common Stock, $1.00 par value, of KLLM Transport Services, Inc. on July 3, 1998. See
      Item 2, below.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Mississippi, U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    400,000 shares
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    400,000 shares
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    400,000 shares


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    9.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    PN--Partnership

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.  482498102                                     PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Benjamin Clinton Lee, III
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4 OO-Benjamin C. Lee, Jr. made a capital contribution to B.C. Lee, L.P., a Mississippi limited partnership, of 400,000 shares of the Common Stock, $1.00 par value, of KLLM Transport Services, Inc. on July 3, 1998. See
      Item 2, below.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Mississippi, U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    400,000 shares

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   400,000 shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    400,000 shares


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    9.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    IN--Individual

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.  482498102                                     PAGE 3 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Ruth Ann Lee Lyles
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4 OO-Benjamin C. Lee, Jr. made a capital contribution to B.C. Lee, L.P., a Mississippi limited partnership, of 400,000 shares of the Common Stock, $1.00 par value, of KLLM Transport Services, Inc. on July 3, 1998. See
      Item 2, below.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Mississippi, U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    400,000 shares

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   400,000 shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    400,000 shares


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    9.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    IN--Individual

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

          The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock"), of KLLM Transport Services, Inc. (the "Company"), a Delaware corporation, with principal offices located at 135 Riverview Drive, Richland, Mississippi 39218.

Item 2.   Identity and Background

          On July 3, 1998, B. C. Lee, L.P., a Mississippi limited partnership (the "Partnership"), was organized with Mr. Benjamin C. Lee, Jr. ("Mr. Lee"), Mr. Benjamin Clinton Lee, III ("Mr. Lee, III") and Ms. Ruth Ann Lee Lyles ("Ms. Lyles") as General Partners. Mr. Lee contributed to the capital of the Partnership, among other things, 400,000 shares of the Company's Common Stock. Mr. Lee passed away on August 31, 1998 and his equity interest in the Partnership is now owned by his estate, the Estate of Benjamin C. Lee, Jr. (the "Lee Estate"), represented by J. Tayloe Simmons, Jr., Esq., Executor ("Mr. Simmons"). Mr. Simmons has replaced Mr. Lee as a General Partner of the Partnership. The Partnership was created by Mr. Lee as a family and estate planning vehicle intended to preserve his wealth and provide for its orderly distribution among future generations.

          The Partnership is managed by a vote of the majority in interest of the General Partners. The General Partners' interests in the Partnership are as follows: Mr. Lee, III .24%, Ms. Lyles .24% and Mr. Simmons .52%.

          The Partnership is not engaged in an active business but rather is concerned with the management and preservation of the assets (mostly the Common Stock and various parcels of real estate) contributed to it by Mr. Lee. The principal office of the Partnership is located at c/o J. Tayloe Simmons, Jr., Managing General Partner, 501 South State Street, Jackson, Mississippi 39201.

          The respective business addresses and principal occupations of the General Partners of the Partnership are as follows:

          J. Tayloe Simmons, Jr., Attorney
          Managing General Partner
          501 South State Street
          Jackson, Mississippi  39201

          Benjamin Clinton Lee, III, Independent Businessman
          109 Lakepointe
          Madison, Mississippi 39110

          Ruth Ann Lee Lyles, Housewife
          1085 Cemetery Lane
          Aspen, Colorado  81611

          In addition to its interest in the Partnership, the Lee Estate owns an additional 150,000 shares of the Company's Common Stock which were owned individually by Mr. Lee at the time of his death. When the Lee Estate is settled, which is anticipated for sometime in the summer of 1999, it is anticipated that those shares will be distributed 100,000 shares to Mr. Lee's widow, and 50,000 shares to Mr. Lee, III and Ms. Lyles.

          The Executor of the Lee Estate is Mr. Simmons, a practicing attorney, whose business address is 501 South State Street, Jackson, Mississippi 39201.

     d)   N/A

     e)   N/A

     f) Mr. Lee, III, Ms. Lyles and Mr. Simmons are all citizens of the United States. The Partnership is organized under the laws of the State of Mississippi.

Item 3.   Source and Amount of Funds or Other Consideration

          The Common Stock was acquired by the Partnership as a capital contribution by Mr. Lee. See Item 2, above.

Item 4.   Purpose of Transaction

          The Common Stock was acquired by the Partnership for investment for family and estate planning purposes. The reporting persons do not have any plans or proposals which relate to or would result in:

     a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

     b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e) Any material change in the present capitalization or dividend policy of the Company;

     f) Any other material change in the Company's business or corporate structure;

     g) Changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;

     h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     j)   Any action similar to any of those described above.

Item 5.   Interest in Securities of the Issuer

     (a) The aggregate number and percentage of shares of the Common Stock to which this Schedule 13D relates is 400,000 shares, representing 9.1% of the 4,374,473 shares outstanding as reported by the Company on July 3, 1998.

     (b) The Partnership has the direct power to vote and dispose of 400,000 shares. Mr. Lee, III, Ms. Lyles and Mr. Simmons each have the shared power to vote and dispose of 400,000 shares. In addition, as Executor of the Lee Estate, Mr. Simmons has the direct power to vote and dispose of an additional 150,000 shares. See Item 2, above.

     (c)  None.

     (d)  N/A

     (e)  N/A

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          As the controlling General Partner of the Partnership and as Executor of the Lee Estate, Mr. Simmons has a fiduciary duty to vote the Common Stock in the best interests of the partners of the Partnership and the beneficiaries of the Lee Estate. No other agreements or understandings exist. See Item 2, above.

Item 7.   Material to be Filed as an Exhibit

          Exhibit A:  Joint Filing Agreement

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:         October 27, 1998.


                             B. C. Lee, L. P., a Mississippi limited partnership

                              /s/ J. Tayloe Simmons, Jr., Esq.
                             ------------------------------------------
                             By:  J. Tayloe Simmons, Jr., Esq.
                             Its: Managing General Partner

                             /s/ Benjamin Clinton Lee, III
                             ------------------------------------------
                             Benjamin Clinton Lee, III

                             /s/ Ruth Ann Lee Lyles
                             ------------------------------------------
                             Ruth Ann Lee Lyles

                            JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $1.00 per share, of KLLM Transport Services, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 27th day of October, 1998.


                             B. C. Lee, L. P., a Mississippi limited partnership

                             /s/ J. Tayloe Simmons, Jr., Esq.
                             ------------------------------------------
                             By:  J. Tayloe Simmons, Jr., Esq.
                             Its: Managing General Partner

                             /s/ Benjamin Clinton Lee, III
                             ------------------------------------------
                             Benjamin Clinton Lee, III

                             /s/ Ruth Ann Lee Lyles
                             ------------------------------------------
                             Ruth Ann Lee Lyles